Exhibit 99.6

April 3, 2014

To Our Shareholders:

2013 was another positive year for Norsat International. Despite challenging market conditions that saw our revenues decline year over year, we maintained solid profitability and delivered Adjusted EBITDA(1) of $5.1 million, a record in recent history.

This was a significant achievement given last year’s ongoing US government budget cuts and the continued weakness in the global economy. We responded effectively by continuing to broaden our product and service portfolio and diversify our customer base. We also balanced our investment in new strategic opportunities with tight control of costs.

One of the highlights of the year was our April 2013 acquisition of certain business assets and assumption of certain liabilities of CVG, Incorporated (“CVG”), a US-based satellite communication business. The assets, acquired at a cost of $0.5 million, align with Norsat’s existing product roadmap and allowed us to immediately enter new and additional areas within the satellite communications markets. Supported by additional strategic investment into research and development (“R&D”), capital equipment and software, we have since shipped in excess of $2.0 million of our new products and continue to have a steady back log of orders to fill. Our new product portfolio has further benefited our business by diversifying our customer base, both into new verticals as well as into new geographical markets. Strategically and financially, the CVG investment has had a positive impact and we believe it will continue to generate a strong return for shareholders.

As anticipated, 2013 was a challenging year for our Satellite Solutions division with revenues dropping sharply compared to 2012. This segment has traditionally served government and military customers, most of whom have come under significant pressure to reduce or cut spending in recent years. While we continue to be active in this segment, we have reallocated some of our resources from Satellite Solutions to other market segments where we see more promising prospects. In particular, we responded to a general increase in customer activity in the Sinclair and Microwave segments, especially in Europe, the Middle East and Latin America. These efforts helped us maintain overall strong revenues in those segments during 2013.

R&D investment for product development continues to be a strategic priority for Norsat. The 2013 award of a Cdn$13.3 million repayable contribution from the Canadian Government’s Strategic Aerospace and Defence Initiative (“SADI”) was a significant boost in this area. Norsat has a long history of excellence in research and development, and the contribution from SADI ensures we will remain at the forefront of communications technology development. During 2013, we continued to focus our product development efforts on several areas across our segments, including further development of our ATOM series of Solid State Power Amplifiers (SSPAs) and Block Up-Converters (BUCs). During 2013 we were successful in winning a large contract with Harris Corporation for our 100W Ku-band ATOM SSPAs, due to their smaller size, lower power consumption, better heat dissipation and greater reliability relative to other available products. The Harris order is expected to continue generating revenues for us through the second quarter of 2014.

Moving into 2014, our R&D efforts have helped to launch a number of new products, including the TXC Series of Ceramic Combiners. These products feature improved performance and are designed to allow a number of transmitters to share a single antenna. The design also allows customers to expand their current systems without increasing their tower loads thanks to the TXC Combiner’s efficient use of rack space. Other new products introduced in 2014 include a newly designed low profile transport antenna, the SM700, and a high performance broadband antenna, the SE 41X Series.

Importantly, we were able to strengthen our balance sheet in 2013. While investing $1.0 million into the CVG acquisition, capital equipment and software, we also reduced our debt levels and promissory notes by $3.2 million and increased shareholders’ equity by $2.2 million compared to 2012 levels.

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2013 Financial Highlights

Financially, we delivered Adjusted EBITDA(1) of $5.1 million in 2013, a record in recent history and a 6% increase over 2012 levels. This was achieved despite a 14% year-over-year decline in revenue.

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Adjusted EBITDA is defined as EBITDA adjusted with foreign exchange gain or loss, reorganizational costs, write-down of inventory, impairment charges or recoveries, discontinued operations and other non-cash charges. EBITDA is defined as earnings before income tax expense, financing costs, depreciation and amortization. Both EBITDA and Adjusted EBITDA are non-IFRS measures, and management uses EBITDA and Adjusted EBITDA as supplemental measures to evaluate the performance of the Company. Both EBITDA and Adjusted EBITDA do not have any standardized meaning prescribed by IFRS, other companies may calculate these non-IFRS measures differently, and therefore our EBITDA and Adjusted EBITDA may not be comparable to similar titled measures of other companies.

2013 was a challenging year with sales negatively affected by US government budget cuts and by the ongoing economic uncertainty in our markets. For the year ended December 31, 2013, total sales were $36.4 million, compared to $42.4 million in 2012. The decrease in total sales reflects moves by customers to cut back and delay programs.

Sinclair Technologies sales were $22.5 million, compared to $24.2 million in 2012. The year-over-year change in sales was largely the result of reduced government spending in Canada and the negative impact of US government budget cuts.

Satellite Solutions sales were $4.8 million in 2013, compared to $8.6 million in 2012. Sales from this segment were significantly impacted by reduced US military ordering of satellite equipment and services, reflecting the impact of US budget cuts. Service revenues also declined as warranties and post-service contracts expired.

Microwave Products sales were $9.1 million, compared to $9.6 million in 2012. Our Microwave segment was also impacted by the US budget cuts, which resulted in some customers delaying projects. However, this impact was partially offset by the fourth quarter win of the large new order for our CVG products. The CVG portfolio contributed approximately $1.5 million in revenues in 2013.

On a consolidated basis, gross profit margin percentage was 38% in 2013, compared to 43% in 2012. Sinclair Technologies maintained a gross profit margin percentage of 43%, comparable to the 44% achieved in 2012. Gross profit margins from the Satellite Solutions segment were 9%, compared to 38% in 2012, reflecting a greater proportion of lower-margin revenues in the mix and a $1.2 million inventory write-down. Gross profit margins from Microwave Products were 42%, compared to 44% in 2012, reflecting lower margin products in the sales mix.

The 6% improvement in 2013 Adjusted EBITDA(1) reflects a reduction in operating expenses offset by lower sales and gross margin. The decrease in operating expenses reflects reduced sale commissions as a result of lower sales volumes, lower G&A expenses from reduction in bonuses accrued due to lower sales volumes and lower earnings, and higher government contributions.

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Leveraging Our Strengths

Norsat’s primary value proposition is rooted in our longevity and reputation for quality, and in our track record for being highly successful when dealing with projects in challenging applications and environments. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat and Sinclair products and our strong after-sales support infrastructure. We are leveraging these strengths as we enter new geographic markets, strengthen our reach in existing markets, broaden our customer base, and expand into new market verticals.

On the product development front, we are continuing to focus on innovative new products that not only enhance our position and reputation with existing customers, but that also help us attract new business opportunities. We continue to see emerging opportunities for smaller, lighter and more power efficient microwave products. There are also opportunities for Ka band products, satellite solutions that support “on-the-move” communications, and innovative antennae products that support customer needs in Sinclair’s public safety and transportation markets. With the new SADI program in place, we anticipate making further advances in the development of these communication technologies in 2014.

These initiatives are all part of a balanced growth strategy which will see us support organic growth with continued investment in staffing levels, product introductions and product enhancements. In addition, we will continue to actively pursue merger and acquisitions that support our business strategy. To this end, we are constantly identifying and evaluating potential merger and acquisition candidates. The current recessionary trends, coupled with our sound financial position and capital structure, have created good conditions for realizing growth through business combinations. Going forward, we will continue to pursue accretive merger and acquisition opportunities that meet strict criteria for creating value and that further our strategic objectives.

Overall, I am pleased with the progress made in 2013 and continue to be enthusiastic about our prospects moving forward. This is an exciting time of change and growth for Norsat. I would like to thank our employees for their energy, ideas and hard work, and my fellow Directors for their insight and wise counsel. I also want to thank you, our shareholders, for your continuing confidence in us as we pursue our goal of being the world’s premier provider of innovative communications for remote and challenging applications.

Please Join Us

On behalf of our Board of Directors, management and employees, I invite you to attend Norsat International Inc.’s Annual General Meeting of Shareholders to be held at the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver BC, Canada on Wednesday May 7, 2014 at 2:00 p.m. (Vancouver time).

As a shareholder, your vote is very important to us and we encourage you to participate either in person or by proxy.

We look forward to seeing you.

Sincerely,

“Amiee Chan”

Amiee Chan
Director, President and Chief Executive Officer

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